UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

No.2 Disheng Middle Road

Beijing Economic-Technological Development Area

Beijing, People’s Republic of China, 100176

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒   Form 40-F ☐

Results of the February 8, 2024 Extraordinary General Meeting

On February 8, 2024, Hollysys Automation Technologies Ltd. (the “Company”) held an extraordinary general meeting of its shareholders (the “EGM”). Approximately 76.95% of the Company’s total issued and outstanding ordinary shares as of the close of business in the British Virgin Islands on the record date of December 28, 2023 voted in person or by proxy at the EGM and therefore constituted a quorum. Each ordinary share is entitled to one vote.

The following are proposals considered and voted upon at the EGM, which were described in the proxy statement, included as Exhibit 99.1 to the current report on Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission (the “SEC”) on January 5, 2024 (as supplemented by the supplement to proxy statement, included as Exhibit 99.1 to the current report on Form 6-K furnished by the Company to the SEC on January 31, 2024). Each of the following proposals was duly approved with the voting results as set forth below each proposal.

Proposal No. 1.

The agreement and plan of merger, dated as of December 11, 2023 (as it may be amended from time to time, the “Merger Agreement”), among Superior Technologies Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“Parent”), Superior Technologies Mergersub Limited, a British Virgin Islands business company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Parent (“Merger Sub”) and the Company (such Merger Agreement being in the form attached as Annex A to the accompanying proxy statement and to be produced and made available for inspection at the extraordinary general meeting), the articles of merger (the “Articles of Merger”) and the plan of merger (the “Plan of Merger”) to be filed with the Registrar of Corporate Affairs of the British Virgin Islands (such Articles of Merger and Plan of Merger being substantially in the forms attached as Annex B and Annex C, respectively, to the accompanying proxy statement and to be produced and made available for inspection at the extraordinary general meeting) in order to give effect to the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”) as a wholly owned subsidiary of Parent, and any and all transactions contemplated by the Merger Agreement, including: (a) the Merger and (b) upon the Merger becoming effective, the amendment and restatement of the existing memorandum and articles of association of the Company by their deletion in their entirety and the substitution in their place of a new memorandum and articles of association of the Company (as the Surviving Company) in the form attached as Annex D to the accompanying proxy statement (the “Amendment of the M&A”), be authorized and approved.

FOR 40,776,837 AGAINST 6,125,671 ABSTAIN 880,131

Proposal No. 2.

Article 14.1 of the articles of association of the Company be deleted in its entirely and replaced with the following: “Subject to any subsequent amendment to change the number of directors, the number of the directors shall be not less than one and not more than eight (8)”.

FOR 40,771,034 AGAINST 6,952,455 ABSTAIN 59,149

Proposal No. 3.

Subject to the amendment referred to in Proposal No. 2 taking effect, Guanghua Miao be and is hereby appointed as a director on the board of directors of the Company (the “Board”), with immediate effect.

FOR 40,779,719 AGAINST 6,941,499 ABSTAIN 61,420

Proposal No. 4.	Subject to the amendment referred to in Proposal No. 2 taking effect, Ding Wei be and is hereby appointed as a director on the Board, with immediate effect.

FOR 40,775,769 AGAINST 6,941,449 ABSTAIN 65,420

Proposal No. 5.

Subject to the amendment referred to in Proposal No. 2 taking effect, Dennis Demiao Zhu be and is hereby appointed as a director on the Board, with immediate effect, (the foregoing Proposals Nos. 2 to 5 collectively, the “Director Appointment”).

FOR 40,779,608 AGAINST 6,941,130 ABSTAIN 61,900

Proposal No. 6.

Each of the directors and officers of the Company be authorized and instructed to do all things necessary to give effect to the Merger Agreement, the Articles of Merger, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger, the Director Appointment and the Amendment of the M&A.

FOR 40,755,863 AGAINST 6,142,821 ABSTAIN 883,955

Proposal No. 7.

The extraordinary general meeting be adjourned, if necessary or appropriate, in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the foregoing resolutions.

FOR 41,603,352 AGAINST 6,128,289 ABSTAIN 50,997

The press release relating to the foregoing is furnished as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release, dated February 8, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

By:	/s/ Changli WANG
Name:	Changli WANG
Title:	Chief Executive Officer

Date: February 8, 2024

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